UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Opsware Inc. (formerly Loudcloud, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68383A101 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68383A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). In Sik Rhee

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,653,690 6. Shared Voting Power 250,000 (1) 7. Sole Dispositive Power 3,653,690 8. Shared Dispositive Power 250,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,903,690

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8% (2)

12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer

Opsware Inc. – (formerly Loudcloud, Inc.)

	(b)	Address of Issuer’s Principal Executive Offices

599 N. Mathilda Avenue Sunnyvale, CA 94085

Item 2.	(a)	Name of Person Filing

In Sik Rhee

	(b)	Address of Principal Business Office or, if none, Residence

c/o Opsware Inc. 599 N. Mathilda Avenue Sunnyvale, CA 94085

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number:

68383A101 – common stock

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) – (j) Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owed: 3,903,690

	(b)	Percent of class: 4.8% (2)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 3,653,690

		(ii)	Shared power to vote or to direct the vote 250,000 (1)

		(iii)	Sole power to dispose or to direct the disposition of 3,653,690

(iv) Shared power to dispose or to direct the disposition of 250,000 (1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Explanation of Responses:

(1)	Represents shares of Common Stock of the Company held by Rhee Enterprises, L.P. of which Mr. Rhee is a partner.

(2)	Based on 81,195,089 total shares outstanding as of December 31, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004	In Sik Rhee

/s/ In Sik Rhee